UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 1, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

DEALING IN SECURITIES BY DIRECTORS AND PRESCRIBED OFFICERS: VESTING OF SHARES AND SETTLEMENT BY ON MARKET SALES AND EQUITY SETTLEMENT

Johannesburg, Wednesday, 1 November 2023. In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in securities by directors and prescribed officers of Harmony in relation to the vesting and settlement of deferred share awards made pursuant to the provisions of the Harmony Deferred Share Plan 2018 are disclosed:

1.	Name of director:	PW Steenkamp (Chief Executive Officer)
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2023
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	149 270
	Number of ordinary shares locked up towards minimum shareholding requirement:	54 397
	Number of vested shares sold on market:	94 873
	Date of bulk on-market sale of shares:	26 October 2023
	On-market sale price per share:	Volume weighted average price of R90.0798 per share (with a low of R87.36 per share and a high of R92.20 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R8,546 141
	Number of shares retained in own name:	0

	Nature and extent of prescribed officer’s interest:	Direct beneficial

2.	Name of director:	BP Lekubo (Financial Director)
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2023
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	56 331
	Number of ordinary shares locked up towards minimum shareholding requirement:	28 165
	Number of vested shares sold on market:	28 166
	Date of bulk on-market sale of shares:	26 October 2023
	On-market sale price per share:	Volume weighted average price of R90.0798 per share (with a low of R87.36 per share and a high of R92.20 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R2,537 188
	Number of shares retained in own name:	0

	Nature and extent of prescribed officer’s interest:	Direct beneficial

3.	Name of director:	HE Mashego (Executive Director)
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2023
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	50 578
	Number of ordinary shares locked up towards minimum shareholding requirement:	25 288
	Number of vested shares sold on market:	12 000
	Date of bulk on-market sale of shares:	26 October 2023
	On-market sale price per share:	Volume weighted average price of R90.0798 per share (with a low of R87.36 per share and a high of R92.20 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R1,080 958
	Number of shares retained in own name:	13 290
	Total value of shares retained in own name at R90.60:	R1,204 074
	Nature and extent of prescribed officer’s interest:	Direct beneficial

4.	Name of prescribed officer:	B Nel
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2023
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	51 025
	Number of ordinary shares locked up towards minimum shareholding requirement:	25 511
	Number of vested shares sold on market:	25 514
	Date of bulk on-market sale of shares:	26 October 2023
	On-market sale price per share:	Volume weighted average price of R90.0798 per share (with a low of R87.36 per share and a high of R92.20 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R2,298 296
	Number of shares retained in own name:	0

	Nature and extent of prescribed officer’s interest:	Direct beneficial

5.	Name of prescribed officer:	M van der Walt
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2023
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	40 659
	Number of ordinary shares locked up towards minimum shareholding requirement:	16 060
	Number of vested shares sold on market:	11 437
	Date of bulk on-market sale of shares:	26 October 2023
	On-market sale price per share:	Volume weighted average price of R90.0798 per share (with a low of R87.36 per share and a high of R92.20 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R1,030 243
	Number of shares retained in own name:	13 162
	Total value of shares retained in own name at R90.60:	R1,192 477
	Nature and extent of prescribed officer’s interest:	Direct beneficial

6.	Name of prescribed officer:	J van Heerden
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2023
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	63 513
	Number of ordinary shares locked up towards minimum shareholding requirement:	31 755
	Number of vested shares sold on market:	31 758
	Date of bulk on-market sale of shares:	26 October 2023
	On-market sale price per share:	Volume weighted average price of R90.0798 per share (with a low of R87.36 per share and a high of R92.20 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R2,860 754
	Number of shares retained in own name:	0

	Nature and extent of prescribed officer’s interest:	Direct beneficial

7.	Name of prescribed officer:	A Buthelezi
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2023
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	39 083
	Number of ordinary shares locked up towards minimum shareholding requirement:	6 246
	Number of vested shares sold on market:	25 693
	Date of bulk on-market sale of shares:	26 October 2023
	On-market sale price per share:	Volume weighted average price of R90.0798 per share (with a low of R87.36 per share and a high of R92.20 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R2,314 420
	Number of shares retained in own name:	7 144
	Total value of shares retained in own name at R90.60:	R647 246
	Nature and extent of prescribed officer’s interest:	Direct beneficial

8.	Name of prescribed officer:	M Naidoo-Vermaak
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2023
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	42 060
	Number of ordinary shares locked up towards minimum shareholding requirement:	6 765
	Number of vested shares sold on market:	35 295
	Date of bulk on-market sale of shares:	26 October 2023
	On-market sale price per share:	Volume weighted average price of R90.0798 per share (with a low of R87.36 per share and a high of R92.20 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R3,179 367
	Number of shares retained in own name:	0

	Nature and extent of prescribed officer’s interest:	Direct beneficial

9.	Name of company secretary:	SS Mohatla
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2023
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	18 610
	Number of vested shares sold on market:	18 610
	Date of bulk on-market sale of shares:	26 October 2023
	On-market sale price per share:	Volume weighted average price of R90.0798 per share (with a low of R87.36 per share and a high of R92.20 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R1,676 385
	Number of shares retained in own name:	0

	Nature and extent of prescribed officer’s interest:	Direct beneficial
Prior clearance was obtained in respect of the above dealings in securities in compliance with paragraph 3.66 of the JSE Listings Requirements.

Ends.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
1 November 2023

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 1, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director